Exhibit 99.1

TOYO Co., Ltd. Provides Second Half 2026 Business Outlook

TOKYO, Japan, September 28, 2026 — TOYO Co., Ltd. (Nasdaq: TOYO) (OTC: TOYWF) (“TOYO” or the “Company”), a solar manufacturing company, today provided its business outlook for the second half of 2026.

The Company continues to operate in a dynamic U.S. trade and regulatory environment, including the pending U.S. Customs and Border Protection (“CBP”) examination of shipments of solar cells, countervailing duty (“CVD”) investigation activity, and the status of the Trump Administration’s action under Section 232 of the Trade Expansion Act of 1962 addressing imports of polysilicon and downstream solar products, including provisions intended to encourage domestic manufacturing investment (the “Section 232 program”). As a result, TOYO believes there is meaningful uncertainty regarding its specific financial results for the second half of 2026, and the Company is not providing quarterly guidance or specific guidance on revenue, net income or other financial measures or metrics at this time.

Notwithstanding this uncertainty, TOYO is confident that it will achieve positive EBITDA for the second half of 2026. The Company will provide further updates to the market as greater visibility emerges on these policy and regulatory matters.

“In the second half of 2026, we remain in a relatively dynamic policy environment, and that creates meaningful uncertainty around our specific results,” said Takahiko Onozuka, Chairman and Chief Executive Officer of TOYO. “That said, we are confident in positive EBITDA for the second half of the year. As we gain greater visibility on these policy matters, we will provide further updates to the market.”

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company's expectations for positive EBITDA in the second half of 2026 and the timing of future updates to its outlook. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks include, but are not limited to, the outcome and timing of the CBP examination, the CVD investigation activity, and the Section 232 program, changes in market conditions, regulatory requirements, the availability and price of the Company’s shares, macroeconomic conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. TOYO assumes no obligation to update any forward-looking statements as a result of new information, future events, or otherwise, except as required by applicable law.

Contact Information

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aumadvisors.com

Tel: (646) 652-7185